07005762

ATES
.ANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 0 5 2007 SEC MAIL PROCESSING SECTION WASH, D.C. 202

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47288

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities & Investment Planning Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 Center Street
(No. and Street)

Chathan (City) New Jersey (State) 07928 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daryl Hersch 973-701-8033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, P.C.
(Name – *if individual, state last, first, middle name*)

465 South Street, Suite 200, Morristown, NJ 07960
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Daryl Hersch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities & Investment Planning Company, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JOAN CIOTOLA
Notary Public-New Jersey
MORRIS COUNTY
My Commission Expires
June 18,2009

Signature

Pres.
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ cash flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Securities & Investment Planning Company
Table of Contents
December 31, 2006

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

465 South Street, Suite 200
Morristown, New Jersey 07960-6497 USA
973 898 9494 . fax 973 898 0686
www.withum.com

Additional Offices in New Jersey,
New York and Pennsylvania

Independent Auditors' Report

To the Stockholders
Securities & Investment Planning Company

We have audited the accompanying statement of financial condition of Securities & Investment Planning Company as of December 31, 2006 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities & Investment Planning Company as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WithumSmith & Brown, P.C.

February 23, 2007

Securities & Investment Planning Company
Statement of Financial Condition
December 31, 2006

Assets

Current assets	
Cash and cash equivalents	$ 503,484
Due from clearing broker	75,254
Deposits with clearing brokers	133,884
Securities owned, at market value	485,554
Other assets	4,480
Total current assets	1,202,656
Property and equipment	18,378
	$ 1,221,034

Liabilities and Stockholders' Equity

Current liabilities	
Accounts payable and accrued expenses	$ 255,870
Securities sold not yet purchased, at market value	130,865
Loan payable - current portion	7,881
Income taxes payable	21,603
Total current liabilities	416,219
Loan payable - long-term portion	5,641
	421,860
Stockholders' equity	
6% Noncumulative preferred stock - $100 par value Authorized 50,000 shares; Issued 21,300 shares	2,130,000
Common stock, $1 par value; authorized 5,000 shares; issued and outstanding 103 shares	103
Additional paid-in capital	831,183
Accumulated deficit	(917,693)
	2,043,593
Less: Preferred treasury stock, 21,018 shares at cost	1,244,419
Total stockholders' equity	799,174
	$ 1,221,034

The Notes to Financial Statements are an integral part of this statement.

Securities & Investment Planning Company
Statement of Income
Year Ended December 31, 2006

Revenues	
Commission income	$ 1,073,791
Net trading gain	1,034,441
Interest and dividend income	551,475
Miscellaneous	388
Total revenues	2,660,095
Costs and expenses	
Employee compensation and benefits	1,608,705
Clearance charges	260,931
Quotation and communication expenses	56,832
Rent	90,000
Professional fees	207,849
Insurance	7,165
Regulatory fees, registration fees and licenses	32,543
Telephone and utilities	24,579
Office expenses	25,514
Meals and entertainment	12,899
Dues and subscriptions	8,834
Depreciation expense	311
Other	21,594
Total costs and expenses	2,357,756
Operating income	302,339
Other income (expense):	
Settlement with broker	112,502
Interest expense	(325)
Total other income (expense)	112,177
Income before provision for income taxes	414,516
Provision for income taxes - state	21,603
Net income	$ 392,913

The Notes to Financial Statements are an integral part of this statement.

Securities & Investment Planning Company
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2006

	Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Preferred Treasury Stock	Total
Balance, January 1, 2006	$ 2,130,000	$ 103	$ 831,183	$ (947,106)	$ (1,244,419)	$ 769,761
Stockholder dividends paid	-	-	-	(363,500)	-	(363,500)
Net income	-	-	-	392,913	-	392,913
Balance, December 31, 2006	$ 2,130,000	$ 103	$ 831,183	$ (917,693)	$ (1,244,419)	$ 799,174

The Notes to Financial Statements are an integral part of this statement.

Securities & Investment Planning Company
Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities	
Net income	$ 392,913
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	311
Changes in operating assets and liabilities:	
Due from clearing broker	(11,668)
Deposit with clearing broker	(33,779)
Securities owned, at market value	82,098
Accounts payable and accrued expenses	(17,877)
Due to clearing broker	(2,712)
Securities sold not yet purchased, at market value	86,715
Income taxes payable	(1,856)
Net cash provided by operating activities	494,145
Cash flows from investing activities	
Purchases of property and equipment	(18,689)
Net cash used in investing activities	(18,689)
Cash flows from financing activities	
Proceeds from loan	16,000
Principal payments on loan	(2,478)
Dividends paid to stockholder	(363,500)
Net cash used in financing activities	(349,978)
Net increase in cash and cash equivalents	125,478
Cash and cash equivalents, at beginning of year	378,006
Cash and cash equivalents, at end of year	$ 503,484

Supplemental disclosure of cash flow information	
Cash paid during the year for	
Income taxes	$ 30,360
Interest	$ 325

The Notes to Financial Statements are an integral part of this statement.

1. Summary of Significant Accounting Policies

Nature of Business Operations

Securities & Investment Planning Company is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and a member of the National Association of Securities Dealers, Inc. The Company brokers securities transactions for customers' orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with a clearing broker.

Due from Clearing Broker

Due from clearing broker are commissions receivable that are uncollateralized trade obligations due under normal trade terms requiring payment within approximately 5 days of trade date. Unpaid balances do not bear interest. Commissions receivable are stated at the amount settled with the Company's clearing broker. Payments of commissions receivable are remitted monthly by the clearing broker. The Company considers commissions receivable to be substantially all collectible. Accordingly, management believes that an allowance for doubtful accounts is not required at December 31, 2006.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Disclosures about Fair Value of Financial Instruments

The carrying amounts of due from clearing broker and accounts payable and accrued expenses approximate fair value due to the short maturity of these items.

Revenue Recognition

Revenue is recognized by the Company when earned. Commission revenue consisting of securities transactions are recognized on a trade date basis.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an initial maturity of three months or less to be cash equivalents. Cash equivalents include operating, savings and money market amounts. As of the balance sheet date and various time throughout the year, certain cash balances at a financial institution exceeded the federally insured limit of $100,000. Management monitors regularly the financial condition of the banking institution, along with their balances in cash and cash equivalents and endeavors to keep this potential risk at a minimum.

Valuation of Securities Owned

Securities owned are valued using fair market values, as reported by stock exchanges and published quoted prices. Management considers these short term investments as trading securities. As such, any changes in the market value of such investments are recognized in the income statement.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of the assets. As of December 31, 2006 the net book value of property and equipment is $18,378. Depreciation expense for the year ended December 31, 2006 was $311. Acquisitions, major improvements and renewals are capitalized and depreciated. Repairs and maintenance expenditures are expensed as incurred.

Property and equipment at December 31, 2006 consist of the following:

Computer equipment	$ 181,665
Furniture and fixtures	56,795
Leasehold improvements	1,913
Total	240,373
Less: accumulated depreciation	(221,995)
	$ 18,378

Business Concentrations
The Company maintains cash balances with a bank that, at times, has exceeded amounts insured by the Federal Deposit Insurance Corporation. Management monitors its credit risk with financial institutions and believes the risk to be minimal.

Income Taxes
The Company follows the provisions of Statement of Financial Accounting Standard ("SFAS") No. 109, *Accounting for Income Taxes*, which requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income tax liabilities and assets are determined based on the difference between the financial statement and the tax basis of assets and liabilities using enacted rates in effect for the year in which the temporary differences are expected to reverse. Valuation allowances are established, when necessary, to reduce the deferred tax assets to the amount expected to be realized.

At December 31, 2006, deferred tax assets are principally comprised of U.S. and State net operating losses. Based on an assessment of all available evidence, including the high degree of volatility in the Company's historical results of operations and the Company's ability to generate taxable income in future periods, management has concluded that the realization of such deferred tax assets can not be considered more likely than not. Accordingly, a valuation allowance has been established against the entire deferred tax asset. As of December 31, 2006, the Company had a deferred tax asset balance of approximately $250,000, which has a 100% valuation allowance. During 2006, the Company reduced its valuation allowance by $148,767 to reflect the taxable income generated in 2006. The Company's 2006 tax provision relates primarily to current State of New Jersey obligations. As of December 31, 2006, the Company has Federal and state net operating loss carryforwards of approximately $300,000 and $2,300,000, respectively, which will expire at various dates beginning in 2007.

Reclassification from FOCUS Report
Cash equivalents totaling $316,154 at December 31, 2006 were initially presented in "Due from clearing broker" in the Company 2006 Focus Report. Such amount has been reclassified and presented in "Cash and cash equivalents" in the accompanying statement of financial condition.

2. Deposits with Brokers
As of December 31, 2006, the Company had clearing agreements with two brokers. The Company maintains a depository account with each clearing broker in the amount of $103,957 and $29,927, respectively, at December 31, 2006, pursuant to both clearing agreements.

3. Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital amount and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $395,235, which was $295,235 in excess of its required minimum net capital of $100,000. At December 31, 2006, the Company's ratio of aggregate indebtedness to net capital was 0.74 to 1.

4. Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" since it meets the requirements of Rule 15c3-3(k)(2)(B), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

5. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company's securities activities involve executions and settlement of various securities transactions. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

The Company records customer transactions on a settlement date basis, which is generally three business days after trade date. Related commission income and expenses are recorded on a trade date basis. The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations.

The Company has a concentration of credit risk with respect to commissions receivable and amounts due from and on deposit with a third party broker. Management concluded that the credit risks associated with these relationships is reduced due to the short term settlement of these balances, the extensive number of customers and the financial condition of the broker.

6. Loan Payable

On August 21, 2006, the Company and PNC Bank executed a promissory note in the amount of $16,000. Proceeds from the promissory note were used for the purchase of computer equipment. The monthly principal and interest payments are required through the maturity date of August 21, 2008. The interest rate on the indebtedness is fixed at 8.50% and principally all assets of the Company serve as collateral for the outstanding borrowings. The mandatory principal payments of the remaining term loan are $7,881 in 2007 and $5,641 in 2008.

7. Commitments and Contingencies

The Company is renting office space on a month-to-month basis, at a monthly rental expense of $7,500. The rent expense for the year ended December 31, 2006 amounted to $90,000.

In 2006, the Company reached an agreement with a former clearing broker in resolving disputes and claims that arose during periods of prior service. Such settlement $112,502 is reflected in the 2006 statement of income.

The Company is also subject to claims and actions from customers and regulators that arise in the normal course of operations. Management believes that the outcome of all such actions will not have a material adverse effect on its financial condition, results of operations and cash flows.

8. 401(k) Defined Contribution Plan

The Company has a 401(k) defined contribution plan which covers substantially all employees. The Company may contribute a matching contribution, which is solely at the discretion of the Company. Contributions to the plan totaled $2,731 for the year ended December 31, 2006.

9. Related Party Transaction

The Company's President and his spouse provide brokering and administrative services and related compensation is at their discretion. In 2006, compensation expense for such services totaled $38,400.

Securities & Investment Planning Company
Supplementary Schedule of Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2006

Total stockholders' equity	$	799,174
Deductions		
Nonallowable assets		
Other assets		4,480
Property and equipment, net		18,378
Haircuts on securities owned		381,081
Total deductions		403,939
Net capital	$	395,235
Aggregate indebtedness	$	290,995
Minimum net capital required	$	100,000
Net capital over minimum requirement	$	295,235
Reconciliation with Company's computation, Included in part II A of Form X-17A-5, as of December 31, 2006:		
Net capital as reported in Company's December 31, 2006, FOCUS reports	$	411,204
Audit adjustments		
Net adjustment to accounts payable and accrued expenses		(17,825)
Net adjustment to income taxes payable		1,856
Net capital, as stated above	$	395,235

See Independent Auditors' Report.

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

465 South Street, Suite 200
Morristown, New Jersey 07960-6497 USA
973 898 9494 . fax 973 898 0686
www.withum.com

Additional Offices in New Jersey,
New York and Pennsylvania

Independent Auditors' Supplementary Report On Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Stockholders
Securities & Investment Planning Company:

In planning and performing our audit of the financial statements and supplemental schedule of Securities & Investment Planning Company as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William Smith & Brown, P.C.

February 23, 2007

END